UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___________)

Unico American Corporation

(Name of Issuer)

Common Stock, $0 par value per share

(Title of Class of Securities)

904607108

(CUSIP Number)

James J. Frolik

Ellyn Roberts

Shartsis Friese LLP

One Maritime Plaza

18th Floor

San Francisco, CA 94111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	Names of Reporting Persons. Ambina Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) __WC__

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 412,156
9. Sole Dispositive Power 0
10. Shared Dispositive Power 412,156

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 412,156

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 7.8

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. Gregory M. Share

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 412,156
9. Sole Dispositive Power 0
10. Shared Dispositive Power 412,156

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 412,156

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 7.8

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to shares of Common Stock, $0 par value per share (the "Stock"), of Unico American Corporation (the "Issuer"). The principal executive office of the Issuer is located at 26050 Mureau Road, Calabasas, California 91302.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Ambina Partners LLC (“Ambina”)

Gregory M. Share

(collectively, the "Filers").

(b)	The business address of the Filers is

309 Greenwich Ave., STE 201

Greenwich, CT 06830

(c)	Ambina is an investment firm. Mr. Share is Ambina’s Manager and control person.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ambina is organized in Delaware. Mr. Share is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
Ambina	Working Capital	$2,795,226

Item 4.	Purpose of Transaction

The Filers acquired the Stock for investment.

The Filers may decide to purchase at any time or times additional shares of Stock or other securities of the Issuer. They also may at any time or times dispose of any or all securities of the Issuer in any lawful manner. In pursuing their investment purposes, the Filers may also engage in option, swap or other derivative securities transactions with respect to or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in the Stock's market price, changes in the Issuer's operations, business strategy or prospects, or from the sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, the Filers' liquidity requirements and other investment considerations. Consistent with their investment and evaluation criteria, the Filers may discuss such matters with the Issuer's management, its board of directors, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may result in the Filers' selling or acquiring more Stock.

The Filers have been and may continue to be involved in discussions with the management of the Issuer regarding board composition. The Filers also may propose changes in the Issuer’s operations, governance or capitalization, or one or more of the other actions described in sections (a) through (j) of Item 4 of Schedule 13D. The Filers also may formulate other plans and take such actions with respect to the Stock.

Item 5.	Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer’s cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since 60 days before date on cover page:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
Ambina	Purchase	12/13/2018	140,222	$6.00
Ambina	Purchase	12/20/2018	12,189	$6.00

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Share is the Manager of Ambina pursuant to a limited liability company agreement providing to Mr. Share the authority, among other things, to invest Ambina’s funds in the Stock, to vote and dispose of Stock and to file this statement on behalf of Ambina.

Item 7.	Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2018

Ambina Partners LLC By: /s/ Gregory M. Share Manager
/s/ Gregory M. Share

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G or Forms 3, 4 or 5(and any amendments or supplements thereto) required under section 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Ambina Partners LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: December 20, 2018

Ambina Partners LLC By: /s/ Gregory M. Share Manager
/s/ Gregory M. Share